Exhibit 99.1

Shell International Finance B.V. announces notice of redemption of all of its outstanding 2.375% Guaranteed Notes due 2022, 2.250% Guaranteed Notes due 2023, 3.400% Guaranteed Notes due 2023 and 2.375% Guaranteed Notes due 2025

November 22, 2021 – Shell International Finance B.V. (the “Issuer”), a finance subsidiary of Royal Dutch Shell plc, announced that it has sent a notice of redemption in respect of the $1.0 billion outstanding principal amount of the Issuer’s 2.375% Guaranteed Notes due 2022, the $1.0 billion outstanding principal amount of the Issuer’s 2.250% Guaranteed Notes due 2023, the $1.0 billion outstanding principal amount of the Issuer’s 3.400% Guaranteed Notes due 2023 and the $1.5 billion outstanding principal amount of the Issuer’s 2.375% Guaranteed Notes due 2025 (collectively, the “Notes”).

The redemption date will be December 22, 2021 (the “Redemption Date”).

In accordance with the terms and conditions set forth in the Notes and the indenture governing the Notes, the Notes will be redeemed at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the Notes) plus 15 basis points in the case of the 2.375% Notes due 2022, 10 basis points in the case of the 2.250% Notes due 2023, 12 basis points in the case of the 3.400% Notes due 2023 and 35 basis points in the case of the 2.375% Notes due 2025, plus, in each case, accrued but unpaid interest on the principal amount being redeemed to the Redemption Date.

The details concerning the terms and conditions of the redemption are fully described in the notice of redemption sent to holders of the Notes. This release is not a notice of redemption. The redemption will be made solely pursuant to the notice of redemption.

This release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as "aim", "ambition", ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''goals'', ''intend'', ''may'', "milestones", ''objectives'', ''outlook'', ''plan'', ''probably'', ''project'', ''risks'', "schedule", ''seek'', ''should'', ''target'', ''will'' and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc's Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, November 22, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.